Mail Stop 4561

Mr. Mark L. Baum
Interim Chief Executive Officer
CoConnect, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, California 92011

        Re: **CoConnect, Inc.**
                Form 10-KSB and 10-KSBA for the Fiscal Year Ended
                December 31, 2007
                Filed April 8, 2008 and September 17, 2008, respectively
                File No. 000-18958

Dear Mr. Baum:

        We have reviewed your response letter dated September 17, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Management's Report on Internal Control Over Financial Reporting

1.   We note your disclosure that your internal control over financial reporting was "effective based on the COSO criteria, <u>with the exception of the following material weakness listed below.</u>" Please revise your disclosure to state, in clear and unqualified language, management's conclusion as to the effectiveness of your internal controls over financial reporting. In this regard, we note that it is not appropriate to conclude that your internal controls over financial reporting are effective except to the extent that they are not effective. Please note that management is not permitted to conclude that your internal controls over financial reporting were effective if you have identified one or more material weaknesses. See Item 308T(a)(3) of Regulation S-B and revise your disclosures accordingly.

The Company may provide the Staff with a draft copy of the revised pages to your Form 10-KSB prior to amending the document.

2.   Your disclosure indicates that "Other than the matter discussed above, during the period covered by this report, there were no significant changes in the Company's internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting." Please revise to remove the disclosure that "other than the matter discussed above" and there were "no significant changes" in your internal control over financial reporting. In accordance with Item 308(c) of Regulation S-B you should disclose, if true, that there were no changes in [your] internal control over financial reporting that occurred during the last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting. The Company may provide the Staff with a draft copy of the revised pages to your Form 10-KSB prior to amending the document.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Christine Davis
Assistant Chief Accountant